SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF

PETROLEO BRASILEIRO S.A. – PETROBRAS,

HELD ON JANUARY 27, 2012

(Drawn up in summary format, as provided for in paragraph one of article 130 of Law 6404 of December 15, 1976)

PUBLICLY HELD CORPORATION

CNPJ 33.000.167/0001-01

NIRE 33300032061

I. DAY, TIME AND PLACE

Meeting held at 04:00 pm on January 27, 2012, at the corporate headquarters located in the city of Rio de Janeiro, RJ, at Avenida República do Chile 65.

II. ATTENDANCE, QUORUM AND CALL NOTICE:

The attending shareholders represented a percentage above 81% of the common shares comprising the company’s share capital, as shown by the signatures in the Shareholders’ Attendance Book, all duly called by means of notices published on December 26, 27, and 28, 2011 editions of the Brazilian Official Gazette, on December 26, 27, 28 and 29, 2011 editions of Jornal do Commercio (Commerce Newspaper) and on January 11, 12, and 13, 2011 editions of the Rio de Janeiro State Official Gazette. The attendees were Mr. César Acosta Rech, representative of the Company’s Tax Committee, as provided for in article 164 of Law 6404/76, and Mr. Amilcar de Castro, representative of APSIS Consultoria and Avaliações Ltda., as provided for in paragraph 1, article 8 of the aforementioned law.

III. BOARD:

Chairman:                                                                 Paulo Roberto Costa

Federal Government Representative:                  Maria Teresa Pereira Lima

Secretary:                                                                  André Ortiz Mendes

IV. AGENDA:

I. Partial spin-off of BRK Investimentos Petroquímicos S.A. - BRK with the merging of the spun off portion by Petrobras to:

(1) Ratify the appointment of APSIS Consultoria e Avaliações Ltda., by BRK, for the appraisal of the net assets relative to the spun off portions to be merged by Petrobras, according to an equity assessment report using the base date of September 30, 2011, according to the provisions of paragraph 10 of article 227 c/c paragraph 3 of article 229 of the Business Corporation Act;

(2) Approve the Appraisal Report performed by APSIS Consultoria e Avaliações Ltda., at book value for the assessment of BRK’s net equity;

(3) Approve the Protocol and Justification for the spin off operation of BRK with merging of the spun off portions by Petrobras, pro rata to its ownership, executed on December 22, 2011;

(4) Approve the operation of the partial spin off of BRK with merging of the spun off portions by Petrobras, without increasing its share capital;

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II. Merging of Petrobras Química S.A. – Petroquisa into Petrobras to:

(1) Ratify the appointment of APSIS Consultoria e Avaliações Ltda., by Petrobras, for the development of the accounting appraisal report of Petroquisa’s net assets to be merged by Petrobras, using the base date of September 30, 2011, according to the provisions of paragraph 10 of article 227 of the Business Corporation Act;

(2) Approve the Appraisal Report performed by APSIS Consultoria e Avaliações Ltda., at book value for the assessment of Petroquisa’s net equity;

(3) Approve the Protocol and Justification for the merging operation of Petroquisa into Petrobras, with full merging of the net equity of Petroquisa into Petrobras, executed on December 22, 2011;

(4) Approve the operation of the merging of Petroquisa into Petrobras, without increasing its share capital;

V. RESOLUTIONS:

Point of Order

It was unanimously approved by the present shareholders the drawn up of the minutes under the summary format, according to the provisions of article 130 of Law 6404 of December 15, 1976.

In Extraordinary General Meeting:

Item I: It was approved, by the majority of the attending shareholders, in relation to the partial spin off of BRK Investimentos Petroquímicos S.A. - BRK with merging of the spun off portion into Petrobras the following: (1)  Ratification of the appointment of APSIS Consultoria e Avaliações Ltda., by BRK, for the appraisal of the net assets relative to the spun off portions to be merged into Petrobras, according to an equity assessment report using the base date of September 30, 2011, according to the provisions of paragraph 10 of article 227 c/c paragraph 3 of article 229 of the Business Corporation Act; (2)  the Appraisal Report performed by APSIS Consultoria e Avaliações Ltda., at book value for the assessment of BRK’s net equity; (3)  the Protocol and Justification for the spin off operation of BRK with merging of the spun off portions by Petrobras, pro rata to its ownership, executed on December 22, 2011;

(4) the operation of the partial spin off of BRK with merging of the spun off portions by Petrobras, without increasing its share capital;

Item II: It was approved, by the majority of the attending shareholders, in relation to the merging of Petrobras Química S.A. – Petroquisa into Petrobras the following: (1)  Ratification of the appointment of APSIS Consultoria e Avaliações Ltda., by Petrobras, for the development of the accounting appraisal report of Petroquisa’s net assets to be merged by Petrobras, using the base date of September 30, 2011, according to the provisions of paragraph 10 of article 227 of the Business Corporation Act; (2)  the Appraisal Report performed by APSIS Consultoria e Avaliações Ltda., at book value for the assessment of Petroquisa’s net equity; (3)  the Protocol and Justification for the merging operation of Petroquisa into Petrobras, with full merging of the net equity of Petroquisa into Petrobras, executed on December 22, 2011; (4)  the operation of the merging of Petroquisa into Petrobras, with the full merging of Petroquisa net equity into Petrobras without increasing its share capital;

Finally, the Board of Directors of Petrobras was authorized to perform all necessary acts to execute the partial spin off of BRK and the merging of Petroquisa, in addition to the necessary adjustments before the relevant bodies.

There being no further business, the special general meeting was adjourned and, and the present minutes were drawn up, read and found to be accurate, and signed by the Chairman of the said meeting, Mr. Almir Guilherme Barbassa, by the Federal Government Representative, Mrs. Maria Teresa Pereira Lima, by the Shareholders’ representatives Mrs. Paula Maria de Olavarria Gotardello and Mr. Sandro Pereira

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Paulino, on behalf of Shareholder Mr. Romano Guido Nello Gaucho Allegro and by the Secretary, Mrs. Célia Regina Paravidini dos Santos Carvalho. These were the contents of pages 02 and 04 of Book number 06, relative to the registry of the Minutes of the Shareholders’ General Meeting of Petróleo Brasileiro S.A. – Petrobras, from which this present certified copy was extracted, typed by me, Célia Regina Paravidini dos Santos Carvalho, and which was verified and ended by me, André Ortiz Mendes. Rio de Janeiro, January 27, 2012.

VI. RECORDING OF SHAREHOLDERS’ ACTIONS:

It is hereby recorded the verbal comments of the following shareholders:

- Associação dos Engenheiros da Petrobras – AEPET (Engineers Association), represented in this General Meeting by Mr. Silvio Sinedino Pinheiro, with comments relative to the voting process for the participation of an employees’ representative at Petrobras Board of Directors;

- Banco do Brasil Distribuidora de Títulos e Valores Mobiliários – BB DTVN, represented by its attorney at Law Mrs. Magda Lucia Mazzoca Leão Pedroso, by voting in favor of items I and II of this Meeting Agenda;

- Shareholder Mr. Romano Guido Nello Gaucho Allegro, by voting in favor of items I and II of this Meeting Agenda and confirming the previous comments on several legal and governance aspects of Petrobras.

VII. DOCUMENTS FILED AT THE HEADQUARTERS:

The following documents shall be kept in file at the Company’s Head Office, taking into account and according to the provisions of article 130, paragraph 10, section “a”, of Law 6404/76:

- Power of attorney and comments of vote of The Bank of New York ADR Department, a trustee institution of several Investment Funds overseas, holders of the representative ADRs of Company’s shares, represented in this Meeting by Mr. Ralph Figueiredo de Azevedo, reporting the comments of the ADR holders votes in favor (item I - 860.516.524 votes and item II - 860.465.166 votes), against (item I - 1.464.506 votes and item II - 1.51 5.1 50 votes) and refraining from voting (item I - 5.427.032 votes and item II - 5.427.746 votes) in the Agenda of the Special General Meeting;

- Proxy voting of shareholders’ attorneys at law registered in the Meeting Online, represented by attorneys at Law: Mrs. Rafaela Guedes Monteiro, Mrs. Verônica Sofia Damasceno and  Mr. Paulo Maurício Tinoco de Campos;

- Proxy voting of HSBC, Citibank, Santander, Schroder , JP Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, Polo Capital, Goldman Sachs Asset Management Brasil Ltda. and  Itaú Unibanco S.A. shareholders, represented in this General Meeting by Mr. Anderson Carlos Koch;

- Written comment by Mr. Romano Guido Nello Gaucho Allegro, voting in favor of items I and II of the Agenda of this General Meeting and on several legal and governance aspects of Petrobras.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.